Filed Pursuant to Rule 424(b)(3)

Registration No. (333-110495)

PROSPECTUS SUPPLEMENT

(To prospectus dated December 15, 2003)

2,500,000 Common Shares

Tsakos Energy Navigation Limited is offering for sale 2,500,000 of its common shares.

Our common shares are traded on the New York Stock Exchange under the symbol “TNP.”

On May 17, 2004, the closing sale price of our common shares as quoted on the New York Stock Exchange was $30.55 per share.

Investing in our common shares involves risks. See

“Risk Factors” beginning on page S-3

of this prospectus supplement.

The underwriter will purchase our common shares at a price of $28.18 per share, resulting in $70,450,000 aggregate proceeds to us.

We have granted the underwriter the right to purchase up to 375,000 additional common shares to cover over-allotments.

Discounts and commissions payable to the underwriter are $2.37 per share, or $5,929,000 in the aggregate, or $6,813,750 in the aggregate if the over-allotment is exercised in full. $2.37 per share represents a 7.76% discount from the closing sale price of our common shares on May 17, 2004 which was $30.55 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The common shares will be ready for delivery on or about May 21, 2004.

Jefferies & Company, Inc.

The date of this prospectus supplement is May 20, 2004.

UNDERWRITING

Jefferies & Company, Inc. has agreed to purchase, and we have agreed to sell, all 2,500,000 of the common shares offered by this prospectus supplement.

Jefferies & Company, Inc. proposes to offer the common shares from time to time for sale in one or more negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices relating to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its rights to reject any order in whole or in part. In connection with the sale of the common shares offered hereby, Jefferies & Company, Inc. may be deemed to have received compensation in the form of underwriting discounts. In connection with the offering, Jefferies & Company, Inc. may purchase or sell common shares in the open market. These may include short sales and stabilizing transactions that stabilize, maintain or otherwise affect the price of the common shares during and after the offering. Specially, Jefferies & Company, Inc. may over-allot or otherwise create a short position in the common shares for its own account by selling more common shares than have been sold to them by us. Jefferies & Company, Inc. will close out any short position by purchasing shares in the open market.

These activities by Jefferies & Company, Inc. may maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the Oslo Børs or in over-the-counter transactions.

We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $450,000, which will be paid by us. Discounts and commissions payable to the underwriter are $2.37 per share, or $5,929,000 in the aggregate, or $6,813,750 in the aggregate if the over-allotment is exercised in full. $2.37 per share represents a 7.76% discount from the closing sale price of our common shares on May 17, 2004 which was $30.55 per share. The underwriter is not receiving any additional compensation or reimbursement of expenses.

We have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 375,000 additional common shares. If the underwriter exercises this option in full, we will receive an additional $10,567,500 of proceeds. We will be obligated, pursuant to the option, to sell shares to the underwriter to the extent the option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of common shares offered by us.

This offering of the shares is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriter reserves the right to reject an order of the purchase of shares in whole or in part.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of these liabilities.

Our executive officers, certain of our directors and certain shareholders have agreed that they will not, without the prior written consent of Jefferies & Company, Inc., offer, sell, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge, or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or any securities convertible into or exchangeable for or any other rights to purchase or acquire shares of capital stock owned by them for a period of 90 (or, in two cases, 30) days following the date of this prospectus. We have agreed that we will not, without the prior written consent of Jefferies & Company, Inc., offer, sell, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities convertible into or exchangeable for shares of capital stock for a period of 90 days following the date of this prospectus.

The underwriter expects to deliver the shares through the facilities of The Depository Trust Company in New York, New York, on or about May 21, 2004. At that time, the underwriter will pay us for the shares in immediately available funds.

The address for Jefferies & Company, Inc. is 520 Madison Avenue, 12th Floor, New York, NY 10022.

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